EXHIBIT 99.4

TRANSACTIONS BY YU ZHEN IN THE ISSUER’S COMMON STOCK

SINCE JULY 16, 2012

Trade Date (YYYY.MM.DD)	Type of Transaction	Number of Shares of Common Stock	Price Per Share (excluding commissions) (US$)
2012.07.16	buy	64,070	1.6417
2012.07.17	buy	32,900	1.6209
2012.07.18	buy	11,600	1.6310
2012.07.19	buy	15,100	1.6610
2012.07.20	buy	12,890	1.6537